Annual Meeting of Shareholders (the "Meeting") of
Taseko Mines Ltd.

VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at the annual general meeting of the Company held on June 13, 2024 (the "Meeting").  Attendance at the Meeting was 1,515,657 Shares represented and voted in person and 151,733,218 Shares represented and voted by proxy for a total of 153,248,875 voting shares represented at the Meeting, being 52.58% of the outstanding shares.  At the meeting, all of the management nominees for director were elected by acclamation, and the shareholders approved, by a show of hands: (i) the appointment of KPMG LLP, Chartered Professional Accountants, as auditor of the Company and authorized the directors of the the Company to fix the remuneration of the auditor; (ii) fixing the number of directors at eight; (iii) the continuation of the share option plan; (iv) the continuation of the performance share unit plan; and (v) an advisory vote on say on pay.  Although a ballot was not conducted on any resolution, had a ballot vote been conducted, based on proxies received by the Company and votes cast at the Meeting, voting results on the resolutions would have been as follows:

Item 1: Appointment of Auditor:

	Total Votes	% of Votes Cast
Votes in Favor	145,118,577	94.64
Votes Withheld	8,130,238	5.36
Total Votes Case	153,248,815	100

Item 2: Number of Directors

	Total Votes	% of Votes Cast
Votes in Favor	151,391,473	98.78
Votes Withheld	1,857,399	1.22
Total Votes Case	153,248,872	100

Item 3: Election of Directors

Name	Votes in Favour	%	Votes Withheld	%
Anu Dhir	93,789,264	83.74	18,213,734	16.26
Robert A. Dickinson	91,032,999	81.28	20,969,999	18.76
Russell E. Hallbauer	105,560,378	94.25	6,442,621	5.75
Rita Maguire	110,522,748	98.68	1,480,250	1.32
Stuart McDonald	110,612,774	98.76	1,390,224	1.24
Peter C. Mitchell	109,689,816	97.93	2,313,182	2.07
Kenneth Pickering	110,118,150	98.32	1,884,848	1.68
Ronald W. Thiessen	108,226,765	96.63	3,776,233	3.37

Item 4: Approval and Continuation of the 2024 Share Option Plan

	Total Votes	% of Votes Cast
Votes in Favor	106,762,746	95.30
Votes Withheld	5,240,252	4.70
Total Votes Case	112,002,998	100

Item 5: Continuation of the Performance Share Unit Plan

	Total Votes	% of Votes Cast
Votes in Favor	108,170,953	96.57
Votes Withheld	3,832,046	3.43
Total Votes Case	112,002,999	100

Item 6: Say-on-Pay

	Total Votes	% of Votes Cast
Votes in Favor	106,253,223	94.87
Votes Withheld	5,749,756	5.13
Total Votes Case	112,002,979	100

There were 41,245,877 non-votes recorded (but not voted) on each resolution, except as follows:  With respect to the resolution to set the number of directors, there were 3 non-votes recorded. With respect to the election of Russel Hallbauer, there were 41,245,876 Non-votes.  With respect to the resolution to appoint the auditor of the Company, there was 1 non-vote recorded. With respect to the resolution to approve the Performance Unit Plan, there were 41,245,876. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.

Dated: June 14, 2024	TASEKO MINES LIMITED "Trevor Thomas" Trevor Thomas, Corporate Secretary